Filed Pursuant to Rule 424(b)(3)

File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 3 DATED, JANUARY 11, 2021

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED MAY 1, 2020

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated May 1, 2020, as supplemented, relating to the Fund’s offering of up to $200,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the following:

●	an amendment to the Fund’s credit agreement;
●	the resignation of Richard A. Petrocelli from his positions as portfolio manager, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective December 31, 2020; and
●	the appointment of Ryan Ripp as Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective January 18, 2021.

Amendment to the Fund’s Credit Agreement

On January 5, 2021, the Fund entered into amendment No. 1 to the credit agreement by and among the Fund, Eagle Point Credit Management LLC, and certain lending parties (the “Lenders”) (the “Amendment”). Under the Amendment, the Lenders agreed to increase total aggregate commitments to provide certain term loans and revolving loans to $25 million and $3.125 million, respectively. The Amendment is not expected to impact the fees and expenses that an investor in the Fund may incur.

Management Changes

Effective December 31, 2020, Mr. Petrocelli resigned his positions as portfolio manager, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund. Mr. Petrocelli’s resignation was not due to any disagreements with management of the Fund or the operations, policies or practices of the Fund. On January 6, 2021, at a meeting of the Board of Trustees of the Fund (the “Board”), the Board appointed Mr. Ripp to serve as Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective January 18, 2021.

All references to Mr. Petrocelli in the prospectus and statement of additional information should be disregarded. As of January 18, 2021, Mr. Ripp will not own any shares of the Fund.

Effective January 18, 2021, the table entitled “Executive Officers Who are Not Trustees” under the section “Management of the Fund” in the statement of additional information is replaced in its entirety, as follows:

Executive Officers Who are Not Trustees

Information regarding our executive officers who are not trustees is as follows:

Name	Age	Position(s) Held
Ryan Ripp	33	Chief Financial Officer Chief Compliance Officer
Shiloh Bates	45	Chief Investment Officer

The address for each executive officer is c/o Flat Rock Opportunity Fund, 1350 6th Avenue, 18th Floor, New York, NY 10019.

The biography of Richard A. Petrocelli is removed from the section Biographical Information – Executive Officers Who are not Trustees in the statement of additional information, and effective January 18, 2021, the following is added:

Ryan Ripp. Mr. Ripp has served as Chief Financial Officer and Chief Compliance Officer of the Fund since January 2021. Mr. Ripp has also served as Chief Financial Officer and Chief Compliance Officer of both Flat Rock Core Income Fund and Flat Rock Global, LLC since January 2021. Mr. Ripp is an experienced finance and investment professional. Before joining Flat Rock Global LLC, he was a consultant at McKinsey & Company and the Boston Consulting Group. He focused his work in the firms’ Corporate Finance & Strategy practices, where he advised clients on topics including operating model transformation for corporate finance organizations, zero-based budgeting, and M&A due diligence and integration. Previously, he worked as a Senior Associate within the equity research departments at Citi and Barclays, where he covered the TMT sector. Ryan earned his MBA, with honors, from Columbia Business School and his Bachelors in Finance from the University of Notre Dame. He is a CFA charterholder.